2800 Post Oak Boulevard, Suite 5000
Houston, Texas 77056-6118

April 24, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-4041
Attention: Edward P. Bartz

Re:	HMS Income Fund, Inc. - Post-Effective Amendment No. 7 to Registration Statement on Form N-2, File No. 333-178548 (the “Registration Statement”)

On behalf of HMS Income Fund, Inc. (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Registration Statement to 4:30 p.m. Eastern Time on April 28, 2014, or as soon thereafter as is practicable.

The disclosure in the referenced filing is the responsibility of the Registrant. The Registrant represents to the U.S. Securities and Exchange Commission (the “Commission”) that should the Commission, or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert staff comments or the action of the staff to declare the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Should you have any questions concerning this request, please contact me at (713) 966-7715 or, our counsel, John A. Good, Esq. at Morrison & Foerster LLP at (202) 778-1655.

Sincerely,

HMS INCOME FUND, INC.

By: /s/ Ryan T. Sims
Name: Ryan T. Sims
Title: Chief Financial Officer and Secretary